January 3, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Frank Wyman

Re: Ampio Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018 (the “Form 10-K”)

Filed March 18, 2019

Form 10-Q for the Quarterly Period Ended September 30, 2019 (the “Form 10-Q”)

Filed November 7, 2019

File No. 001-35182

Dear Mr. Wyman,

This letter sets forth the response of Ampio Pharmaceuticals, Inc. (the “Company”, “we”, or “our”) to the comment of the Staff of the Securities and Exchange Commission (the “Staff”)  received by letter dated December 19, 2019 with respect to the Form 10-K and Form 10-Q.  For your convenience, we have duplicated the original comment of the Staff below in italics in providing our responses to the Staff’s comment.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 30

1.   Your statement that your “remediation plan to measure the effectiveness of the revised disclosure controls and procedures have not been in place long enough to fully assess their control design and effectiveness as of September 30, 2019 does not comply with Item 307 of Regulation S-K as it does not provide a definitive conclusion as to the effectiveness of your disclosure controls and procedures (DCP).  Accordingly, please amend the filing to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of the company’s DCP as of the end of the period covered by the report.  To the extent that you conclude that your DCP are not effective due to the limited amount of time for which your remediation plan has been in place, please ensure that the status of your remediation plans is adequately disclosed.  In amending your filing, please ensure that your certifications reference the Form 10-Q/A and are currently dated.

373 Inverness Parkway

Suite 200

Englewood, CO 80112 USA

www.ampiopharma.com

Response:

As of the end of the period covered by the Form 10-Q, we carried out an evaluation, under the supervision and with the participation of senior management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a‑15(b) and 15d‑15(b), with particular emphasis on ensuring the accuracy and completeness of the Form 10‑K Form 10‑Q. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of September 30, 2019 as a result of the revised disclosure controls and procedures having not been in place for a sufficient period of time in order to adequately assess their control design and effectiveness. Finally, senior management, including the Chief Executive Officer and Chief Financial Officer, believe all requisite remediation plans have been implemented to address deficiencies in such procedures.  The effectiveness of remediation steps and the disclosure controls as a whole will continue to be closely monitored and tested by senior management moving forward to determine whether such disclosure controls and procedures are effective in future periods.

In addition, the Company plans to file an amended Form 10-Q for the Quarterly Period ended September 30, 2019 to incorporate the response above within the filing.

Please do not hesitate to call me at 720-437-6513 if you have any questions or would like any additional information regarding this matter.

Sincerely,

By:	/s/ Daniel G. Stokely
Daniel G. Stokely
Chief Financial Officer

Cc: Michael Macaluso, Chief Executive Officer and Chairman of the Board

       Leah Brownlee, Esq., Squire Patton Boggs (US) LLP